FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Ronaldo Iabrudi is appointed as Chief Executive Officer of GPA

São Paulo, January 20th, 2014 - The Company hereby informs the market that, on the date hereof, the Chief Executive Officer, Enéas Pestana, presented his resignation letter to the Board of Directors. The Chairman of the Board of Directors proposed to the Board the name of Ronaldo Iabrudi, currently a board member of the Company, to replace him, having been elected today.

Enéas Pestana said: "This is the right moment for the conclusion of an important cycle at the leadership of GPA. I have completed an important phase in my life after dedicating 11 years to the development of this Company. I'm proud to have led GPA so far, and I wish a lot of success to Ronaldo."

Jean-Charles Naouri, Chairman of the Board of the Company stated the following: "GPA is grateful to Enéas for all that he represented to the Company in the past eleven years. His outstanding performance and loyalty to the Company's interest, even in the most difficult moments, deserve all due respect. The valuable experience of Ronaldo, coupled with his great professional talent, will strongly contribute to the development and success of GPA."

Ronaldo Iabrudi stated: "The appointment to succeed an executive like Enéas is an honor. His internal leadership and capacity are examples to be followed. I am sure that GPA, with all our team, will continue on its path of success, growth, leadership and improvement of the good practices of management and governance.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 21, 2014	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.